UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number: 33-56626
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
MARSH SUPERMARKETS, INC. 401(k) PLAN
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
MARSH SUPERMARKETS, INC.
9800 Crosspoint Boulevard
Indianapolis, Indiana 46256

TABLE OF CONTENTS

Item 4.
SIGNATURES
REQUIRED INFORMATION

Item 4.	The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Plan’s financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements and schedules are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.
Financial Statements and Exhibits
(a)	Financial Statements:
Report of Independent Registered Public Accounting Firm
Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2005 and 2004
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005
Notes to Financial Statements
(b)	Supplemental Schedules:
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Schedule H, Line 4j – Schedule of Reportable Transactions
(Supplemental schedules not listed are omitted due to the absence of conditions under which they are required).
(c)	Signature Page

(d)	Exhibits
     23.1 Consent of Ernst & Young LLP

Report of Independent Registered Public Accounting Firm
Retirement Committee
Marsh Supermarkets, Inc. 401 (k) Plan
We have audited the accompanying statements of net assets available for benefits of Marsh Supermarkets, Inc. 401 (k) Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2005, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Indianapolis, Indiana
June 26, 2006

Marsh Supermarkets, Inc. 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31
	2005	2004

Assets
Investments, at fair value:
Money market funds	$265,047	$862,168
Marsh common stock	17,546,078	23,634,720
Mutual funds	46,611,338	39,745,103
Corporate bonds	15,923,489	14,202,793
Loans to participants	5,271,154	4,652,762

Total investments	85,617,106	83,097,546

Accrued income	86,864	65,788
Cash	45,416	29,202

	85,749,386	83,192,536

Liabilities
Due to broker	45,651	—
Administrative expenses	50,070	51,715

Net assets available for benefits	$85,653,665	$83,140,821

See accompanying notes.

Marsh Supermarkets, Inc. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005

Additions:
Investment income	$2,194,045
Contributions:
Employee	5,802,165
Employer	2,025,378
Rollovers	29,330

Total additions	10,050,918

Deductions:
Benefits paid to participants or their beneficiaries	(5,839,258)
Administrative expenses	(257,841)

Total deductions	(6,097,099)

Net realized and unrealized depreciation in fair value of investments	(1,440,975)

Net increase	2,512,844

Net assets available for benefits:
Beginning of year	83,140,821

End of year	$85,653,665

See accompanying notes.

Marsh Supermarkets, Inc. 401(k) Plan
Notes to the Financial Statements
December 31, 2005
1. Description of the Plan
The following description of the Marsh Supermarkets, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan was established by Marsh Supermarkets, Inc. (the Company or Employer) to provide retirement benefits for participating eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Retirement Committee of the Employees’ Pension Plan of Marsh Supermarkets, Inc. and Subsidiaries, appointed by the Board of Directors of the Company, serves as the Plan Administrative Committee. The trustee of the Plan is National City Bank.
The Plan is a defined-contribution retirement plan covering employees of the Company and its subsidiaries who have met certain requirements for participation. The Plan provides for normal retirement at age 65, but includes a provision that allows participants to elect to receive benefits prior to their normal retirement age. The Plan also has provisions allowing for hardship withdrawals and loans.
Contributions
The Plan provides for employees to contribute from 1% to 50% (up to the IRS maximum) of their compensation on a pretax basis. The Company has contributed amounts equal to 25% of employee before tax contributions (excluding contributions in excess of 6% of compensation) (the Employer Matching Contributions) in cash to the Plan’s Marsh Stock Fund. The Plan also provides for Grandfathered Contributions and discretionary Profit Sharing Contributions, as determined by the Board of Directors of the Company. The Grandfathered Contributions are nondiscretionary and are allocated to certain longer service employees who participated in the Employees’ Pension Plan of Marsh Supermarkets, Inc and Subsidiaries (the Pension Plan) to offset benefits that would have accrued under the Pension Plan had it not been frozen as of December 31, 1996. Grandfathered Contributions of $837,130 were made in 2005.

Marsh Supermarkets, Inc. 401(k) Plan
Notes to the Financial Statements (continued)
1. Description of the Plan (continued)
Allocations to Participants
Income on the investments of the funds is allocated daily to participants’ accounts based on their account balance. Forfeited balances of terminated participants’ nonvested accounts are used to pay administrative expenses of the Plan or reduce future Company contributions.
Investment Options
Upon enrollment in the Plan, participants may direct their contributions to any of the investment options offered by the Plan. Company contributions are made in the Marsh Stock Fund.
Payment of Benefits
Upon retirement or termination, a participant may receive contributions made to the Plan, the vested portion of the employer contributions, and an allocable share of the Plan’s earnings or losses. If requested, benefits are payable in a lump sum no later than 60 days after the end of the plan year in which a participant reaches normal retirement age or terminates employment.
Expenses of the Plan
Investment management fees reduce plan earnings. All other plan expenses are paid by the Company.
Vesting Policy
The Employer Matching Contributions and Profit Sharing Contributions are subject to vesting and forfeitures. 401(k) deferrals, rollovers, and Grandfathered Contributions are 100% vested and nonforfeitable. The Employer Matching Contributions and Profit Sharing Contributions are fully vested after three years.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years. The loans are secured by the balance in the participant’s account and bear an interest rate of Prime plus one. Loans shall bear a fixed interest rate throughout their term. Principal and interest is paid ratably through weekly payroll deductions.

Marsh Supermarkets, Inc. 401(k) Plan
Notes to the Financial Statements (continued)
1. Description of the Plan (continued)
Change in Recordkeeper
Effective January 1, 2005, the plan recordkeeper changed from Federated Retirement Plan Services to Hewitt Associates.
2. Summary of Accounting Policies
Investments
Investments are carried at fair value. The fair value of investments in securities traded on a national securities exchange is determined based on the last reported sale on the last business day of the plan year as quoted in business publications and by security brokers. Dividends are recorded as income on the dividend record date.
Use of Estimates
Preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Marsh Supermarkets, Inc. 401(k) Plan
Notes to the Financial Statements (continued)
3. Investments
Investments that represent 5% or more of the Plan’s net assets are presented in the following table:

	2005	2004

Investments at fair value as determined by quoted market price:
Mutual funds:
Fidelity Contrafund	$28,746,782	$24,822,216
PIMCO Total Return Bond Fund	8,745,709	8,388,784
Federated Capital Preservation Fund	6,752,036	5,814,010
Euro Pac Growth Fund	4,942,675	—

Common stock:
Marsh Class A Common Stock*	7,023,637	8,813,220
Marsh Class B Common Stock*	10,522,441	14,821,500

*	Includes nonparticipant-directed investments.
During 2005, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) as presented in the following table:

Net Realized and
Unrealized
Appreciation
(Depreciation)
In Fair Value
Investments at fair value as determined by quoted market price:
Mutual funds	$4,303,545
Common stock	(5,744,520)

$(1,440,975)

Marsh Supermarkets, Inc. 401(k) Plan
Notes to the Financial Statements (continued)
4. Nonparticipant-Directed Investments
Information about the net assets and the significant components of the changes in net assets related to the nonparticipant-directed investments is as follows:

	December 31
	2005	2004

Net assets:
Marsh common stock*:
Class A	$7,023,637	$8,813,220
Class B	10,522,441	14,821,500
Money Market	265,047	862,168

	$17,811,125	$24,496,888

*	The investment in common stock represents both participant-directed and nonparticipant-directed funds as transactions within the fund could not be reasonably segregated.

Year Ended
December 31, 2005
Changes in net assets:
Contributions	$2,713,445
Investment income	9,669
Net realized and unrealized depreciation in fair value of investment	(5,759,363)
Transfers to participant-directed funds	(1,853,179)
Benefits paid to participants	(1,755,604)
Administrative expenses	(40,731)

$(6,685,763)

5. Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated June 13, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operation into compliance with the Code.

Marsh Supermarkets, Inc. 401(k) Plan
Notes to the Financial Statements (continued)
6. Plan Termination
Although it has not expressed any intent to do so, the Company has the right to discontinue its plan contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.
7. Reconciliation to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2005	2004

Net assets available for benefits per the financial statements	$85,653,665	$83,140,821
Less benefits payable	(28,402)	—

Net assets available for benefits per the Form 5500	$85,625,263	$83,140,821

The following is a reconciliation of benefit payments per the financial statements to the Form 5500 for the year ended December 31, 2005:

Benefit payments per the financial statements	$5,839,258
Add benefits payable at December 31, 2005	28,402
Less benefits payable at December 31, 2004	—

Benefit payments to participants per Form 5500	$5,867,660

8. Risk and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect a participant’s account balance and the amounts reported in the statement of net assets available for benefits.

Marsh Supermarkets, Inc. 401(k) Plan
Notes to the Financial Statements (continued)
9. Subsequent Events
On May 2, 2006, the Company signed a definitive merger agreement to be acquired by MSH Supermarkets Holding Corp, an affiliate of Sun Capital Partners Group IV, Inc. No plan to terminate, merge, or otherwise amend the Plan has been made as a result of the agreement.

Marsh Supermarkets, Inc. 401(k) Plan
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
EIN: 35-0918179          Plan Number: 004
December 31, 2005

Identity of Issue, Borrower,	Description of		Current
Lessor, or Similar Party	Investment	Cost	Value
Mutual funds:
Allegiant S & P 500 Index Fund	301,601 shares	**	$3,233,159
American Growth Fund	12,910 shares	**	396,081
Barclays Global Invs Fds Inc 2020	127,874 shares	**	2,026,802
Barclays Global Invs Fds Inc 2030	16,911 shares	**	260,256
Barclays Global Invs Fds Inc 2040	126 shares	**	2,298
Euro Pac Growth Fund	121,651 shares	**	4,942,675
Excelsior Value and Restructuring Fund	16,940 shares	**	782,302
Federated/Kaufmann Fund	121,959 shares	**	682,971
Fidelity Contrafund	443,897 shares	**	28,746,782
Harbor Fund Small Cap Growth	328,014 shares	**	4,077,209
T. Rowe Price Mid Cap Value	29,542 shares	**	687,742
Royce Low-Priced Stock Fund	49,779 shares	**	773,061

			46,611,338

Corporate bond funds:
Barclays Global Lifepath	28,580 shares	**	320,672
Barclays Global Invs 2010	8,126 shares	**	105,072
Federated Capital Preservation Fund	675,169 shares	**	6,752,036
PIMCO Total Return Bond Fund	832,925 shares	**	8,745,709

			15,923,489

Money market fund:
Allegiant Government Money Market Fund	265,047 shares	265,047	265,047

Common stock:
Marsh Supermarkets, Inc. Class A*	801,785 shares	11,246,715	7,023,637
Marsh Supermarkets, Inc. Class B*	1,213,661 shares	15,147,192	10,522,441

		26,393,907	17,546,078

Participant loans	Interest rates ranging from 5.25% to 10.0%		5,271,154

			$85,617,106

*	Indicates party-in-interest to the Plan.

**	Cost is not required for participant-directed investments.

Marsh Supermarkets, Inc. 401(k) Plan
Schedule H, Line 4j – Schedule of Reportable Transactions
EIN: 35-0918179      Plan Number: 004
Year Ended December 31, 2005

					Current Value of
					Asset on
		Purchase	Selling	Cost of	Transaction	Net Gain
Identity of Party Involved	Description of Asset	Price	Price	Asset	Date	or (Loss)

Category (iii) – Series of transactions in excess of 5% of plan assets:
Allegiant Government Money Market Fund		$3,917,144	$—	$3,917,144	$3,917,144	$—
		—	3,652,097	3,652,097	3,652,097	—
Information concerning (e) “Lease Rental” and (f) “Expense Incurred with Transaction” has not been presented as it is not applicable. There were no category (i), (ii), or (iv) reportable transactions during 2005.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARSH SUPERMARKETS, INC. 401(k) PLAN

	By:	/s/ P. Lawrence Butt

P. Lawrence Butt,
Secretary
Retirement Committee

June 29, 2006